Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

November 3, 2011

Ms. Mara L. Ransom
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:	Turnpoint Global, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 5, 2011
File No. 333-167401

Dear Ms. Ransom:

Turnpoint Global, Inc. submits this letter to you in response to your letter of October 24, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
Please review your filing to name your escrow agent and state, if true that the agent meets the requirements of Rule 419(b)(1) of Regulation C.  Please also disclose the terms and provisions of the agreement and file a copy of the executed escrow or trust agreement as an exhibit.  Refer to Rule 419(c)(1) and Rule 419(b)(4) of Regulation C.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we named the escrow agent and revised the filing to include language that the agent meets the requirements of Rule 419(b)(1) of Regulation C.  In addition, we have disclosed the terms and provisions of the agreement and filed a copy as an exhibit.

COMMENT:

2.
We note that you have revised your registration statement to comply with Rule 419 of Regulation C.  We also note your disclosure on page 4 that your “sole purpose at this time is to locate and consummate a merger or acquisition with a private entity”.  Accordingly, please revise your prospectus to clarify that your sole purpose is to consummate a merger or acquisition and that you do not have any operations.  In this regard, we note that references to your operations or to the development of your business plan may be confusing to investors.  By way of example only, please revise the following:

•	“The President and Director, elected to commence implementation of the Company’s principal business purpose, described below under “Plan of Operation” (page 4).

•	Your references to your “proposed plan of operation “ and “proposed operations” (pages 9 & 10).

•	“As of the date of this Prospectus, we have started operations and generated no revenues” (page 12).

•
“During this development period, we plan to rely exclusively on the services of our officers and directors to establish business operations and perform or supervise the minimal services required at this time” (page21).

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that it has revised the registration statement to comply with Rule 419 of Regulation C.  Specifically, we have revised the purpose of the acquisition, operations, and the development of the business plan as requested.

COMMENT:

Prospectus Cover Page, page 2

3.
We note your statements that “there is no minimum number of shares required to be purchased” and “if the minimum offering is not achieved within 180 days of the date of the prospectus, all subscription funds will be returned to investors…”  These statements are inconsistent with statements elsewhere in the prospectus that this is an all-or-none offering.  Please revise or advise and, if the offering is an all-or-none offering, please remove references throughout the prospectus to the “maximum” amount of the offering, with a view towards clearly informing investors that the offering is for a fixed amount of 1,500,000 securities on an all-or-none basis.  Also, if you mean to state that there is no minimum investment obligation required of each individual investor, please state as much.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to provide consistency in the language referencing the all-or-none offering.  Therefore, we have removed all references to “maximum” amount of the offering.  In addition, we have clarified language to state that the “offering is for a fixed amount of 1,500,000 securities on and all-or-none basis” and that “there is no minimum investment by any individual investor of shares required to be purchased” throughout the filing where appropriate.

COMMENT:

4.
We note that you have not indicated to whom proceeds from the offering will be payable.  We also note that the subscription agreement filed as Exhibit 99a states that agreements should be mailed to, and checks payable to Law Offices of Harold P. Gerwerter, Esq. Ltd.  Please note that Rule 419(b)(2)(ii) requires that proceeds “be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee”.  Please revise or advise, and if necessary, file an updated subscription agreement with your next amendment.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the filing and included the required language in reference to the name the offering will be payable,  and what form of payment will be acceptable.  The language is as follows: “The proceeds from the sale of the shares in this offering must be made in the form of United States currency either by personal check, bank draft, bank wire transfer or by cashier’s check and made payable to "Capital Insight Partners, LLC., f/b/o Turnpoint Global, Inc.”  In addition we have revised the subscription agreement and filed as an exhibit..

COMMENT:

5.
We note your statement that you must return deposited funds to investors unless “at least 80% of the investors (both company and selling shareholder sales)” confirm their investment in accordance with Rule 419.  Please explain what you mean by selling shareholder sales”.”  In regard, it does not appear that any of your investors will have the ability to resell their shares, considering you acknowledge the limitations upon resale imposed by Rule 419(b)(3)(ii) of Regulation C on pages 4, 5 and 17.  Nevertheless, we also note your disclosure in the second paragraph under “The Offering” on pages 4 and 17 that “the proceeds from any sale by the selling shareholder will also be held in escrow upon their sale…”  Please revise to remove all statements that suggest that selling stockholders are registering shares for resale or advise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the words “selling shareholders” as we do not have any selling shareholders at this time.  The entire filing has been revised and statements removed suggesting that selling stockholders are registering shares for resale.

COMMENT:

The Offering, page 4

6.
We note your statement in the fourth paragraph of this page that "”all investors will be entitled to the return of a pro rata portion of the deposited funds (plus interest)." This is inconsistent with your disclosure elsewhere that the proceeds of the offering will be placed in a non-interest bearing account and therefore investors will not receive any interest on deposited funds. Further, the above-quoted language does not appear to contemplate the fact that 10% of the deposited funds may not be available to investors who do not reconfirm their investment; as such funds may be released to you upon completion of the offering in accordance with Rule 419(b)(2)(vi) of Regulation C. Please revise or advise and clarify your disclosure in this regard throughout your prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed the “plus interest” statement.  Furthermore, the Company has revised the filing and included language clarifying the fact that 10% of the deposited funds may not be available to investors who do not reconfirm their investment as such funds may be released upon completion of the offering in accordance with Rule 419(b)(2)(iv) of Regulation C.

COMMENT:

7.	Your disclosure in this section addresses when the offering “may” terminate”. Please revise to provide the definitive termination provisions applicable to this offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed the word “may” and replaced it with the word “will” to accurately reflect the termination provision.  We have revised the entire filing to accurately reflect this provision.

COMMENT:

Summary Information and Risk Factors, page 4

Rights and Protections Under Rule 419, page 4

8.
We note your statement that the proceeds from this offering "”will promptly be placed in an escrow account and held until the completion of a merger or acquisition." Please revise to avoid suggesting that the offering will necessarily be completed.   Also clarify that the proceeds of the offering will also be returned to investors if you do not sell all 1,500,000 shares within 180 days, or any applicable extension to such initial period.

RESPONSE:

We acknowledge the Staff’s comment and we have revised language in the filing as to not suggest that the offering will necessarily be completed.  In addition, we have clarified that the proceeds from the offering will be returned to investors if we do not sell all 1,500,000 shares within 180 days and disclosed the right of management to extend the initial offering period an additional 180 days.  We have revised the filing and provided a copy of the revision as it now appears in the filing as written below.

The offering is for a fixed amount of 1,500,000 shares of common stock on an all-or-none basis and must be achieved prior to the termination of this offering or all funds will be refunded to investors.   All of the proceeds of this offering will promptly be placed in an escrow account and held until a merger or acquisition has been consummated as detailed herein other than 10% which maybe release to the registrant as described herein. The offering is for a fixed amount of 1,500,000 shares of common stock on an all-or-none basis and must be achieved prior to the termination of this offering or all funds will be refunded to investors.  The offering will terminate on the earlier of: (i) the date when the sale of all 1,500,000 shares being sold by the issuer is completed, (ii) 180 days from the effective date of this document.  The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.  Such escrowed funds may not be used for salaries or reimbursable expenses.

COMMENT:

Business Overview, page 4

9.
We note your statement that “in order to provide further assurances that no trading market will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated”.  Please reconcile this with your disclosure on page 21 that your current shareholders have agreed to place their stock certificates with counsel pending the completion of an acquisition. Please also disclose the terms of this agreement with your shareholders and tell us what consideration you have given to filing such agreement as an exhibit to this registration statement.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that this reference has been deleted as these individuals are now bound by the escrow agreement which is attached as an Exhibit.

COMMENT:

10.
We note your statement in the last paragraph on page 5 that you expect to seek quotation of your securities following the completion of this offering and the reconfirmation offering.  Please revise to clarify that you must apply to have your securities quoted and that there is no guarantee that you will be accepted for quotation.

RESPONSE:

We acknowledge the Staff’s comment and we have clarified the language referencing application to have our securities quoted.  The language we have clarified appears in the filing as follows: “The Company expects to apply to have our securities quoted and that there is no guarantee that we will be accepted for quotation upon completion of the offering and a merger/acquisition and the reconfirmation offering”.

COMMENT:

Summary Financial Information, page 6

11.
Please revise the amount of general administrative expense reflected for the period From Inception on February 17, 2010 Through March 31, 2011 to equal the sum of the expense For the Year Ended March 31, 2011 and From Inception on February 17, 2010 Through March 31, 2010.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Summary Financial Information” section to reflect that the General and Administrative figure for the period referenced above is changed to $8,150.

COMMENT:

Risk Factors, page 82

12.
We note your response to comment nine in our letter dated July 14, 2011. Please remove this risk factor, as it does not appear to be applicable in an offering under Rule 419 of Regulation C. Alternatively, revise this risk factor so that it is consistent with your disclosure elsewhere in the prospectus that your sole purpose is to engage in a merger or acquisition with an operating company and explain to us how this risk factor is relevant.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the referenced risk factor as it is not applicable in an offering under Rule 419 of Regulation C.

COMMENT:

13.
Please remove the first risk factor, as it is inconsistent with your disclosure elsewhere that your sole purpose is to engage in a merger or acquisition with an operating company. Alternatively, explain how this risk factor continues to be relevant in light of the fact that this is an offering under Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the referenced risk factor.

COMMENT:

No Agreement for Business Combination or Other Transaction, page 9

14.
We note your disclosure in the last two sentences of this risk factor. Please revise to clarify that any such business combination or transaction is required to involve an entity for which the fair value of the entity represents at least 80 percent of the maximum offering proceeds. Refer to Rule 419(e)(1) of Regulation C.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the risk factor referenced to clarify the language.  It has been revised and now appears in the filing as follows:  “Any such business transaction is required to involve an entity for which the fair market value of the entity represents at least 80% of the entire offering proceeds in this offering.

COMMENT:

Use of Proceeds, page 14

15.
Please revise to clarify that the proceeds from this offering, other than 10% of the proceeds that may be released in accordance with Rule 419, will not become available until an acquisition meeting certain specified criteria has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Use of Proceeds” section to clarify the rules for releasing the proceeds from the offering, the amount released, and their availability in accordance with Rule 419.  We have provided below the revised procedures as they now appear in the filing.

(1)  The proceeds from this offering, other than 10% of the proceeds that may be released in accordance with Rule 419, will not become available until an acquisition meeting certain specified criteria has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419.

(2) Working Capital will be given to the target to use as they see fit.

(3) Represents 10% releasable to the Company under Rule 419.

COMMENT:

16.
Please provide additional detail about the possible uses of your Working Capital. If the entire Working Capital will be given to the target to use as they see fit please disclose this fact. Please also clarify your statement in the last sentence of the first paragraph of this section that you believe the funds of this offering "”will be sufficient to finance our efforts to become operational” in light of the fact that it does not appear that you currently intend to become operational.  If you plan to use some of these funds to identify a target company, please indicate as much and explain the methods you intend to use that will require use of these funds.

RESPONSE:

We acknowledge the Staff’s comment and the Company added additional detail regarding the use of proceeds for Working Capital.  In addition, we have revised this section to clearly state that “we believe that the funds of this offering will be sufficient to finance our efforts to become operational”.  Furthermore, we do not plan to use any of the funds to identify a target company.

COMMENT:

17.	Please quantify the 10% of proceeds which are releasable to you pursuant to Rule 419(b)(2)(iv) and the anticipated uses of such proceeds.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the “Use of Proceeds” section to quantify the 10% of proceeds which are releasable to the Company pursuant to Rule 419(b)(2)(iv) and the anticipated uses of such proceeds.

COMMENT:

Dilution, page 15

18.           Please revise to delete your presentation of dilution based on your financial statements as of March 31, 2011. We assume that the net tangible book value per share before the transaction required to be disclosed by Item 506 of Regulation S-K is more appropriately derived from your latest financial statements as of June 30, 2011.

RESPONSE:

We acknowledge the Staff’s comment and the Company deleted the dilution figures based on financial statements dated March 31, 2011.

COMMENT:

Plan of Distribution, page 16

19.
This section does not contain the same level of detail that your Prospectus Summary contains and yet you refer readers to this section for additional information as to the terms of your best efforts, all-or-none offering and the post-effective amendment. Please revise this section to ensure that it contains all of the terms of the offering, especially those mandated by Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and we have revised this section in the filing to ensure that it contains all of the terms of the offering and especially those mandated by Rule 419.

COMMENT:

20.
We note your response to comment 13 in our letter dated July 14, 2011. It appears that you have deleted your disclosure regarding Rule 3a4-1 under the Exchange Act. Please revise to state whether Mr. Falkman and Mr. Olsson will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act and set forth the basis for their qualifications with respect to each element of the safe harbor.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised this section to include Mr. Falkman and Mr. Olsson’s safe harbor broker-dealer disclosure and their qualifications with respect to each element of the safe harbor Rule 3a4-1 under the Exchange Act.

COMMENT:

21.	We note your response to comment 14 in our letter dated July 14, 2011; however it does not appear that you have revised your disclosure as you suggest. We reissue this comment.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to include the additional language that “There is no minimum investment by any individual investor of shares required to be purchased”.

COMMENT:

22.
We note your statement in the first paragraph that you intend to have your common stock quoted on the OTC Bulletin Board. Please revise to clarify, if true, that you intend to seek quotation only after completion of this offering and the requisite reconfirmation offering, as you suggest on page 5.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the “Plan of Distribution” section to clarify that we intend to seek quotation only after completion of this offering and the requisite reconfirmation offering.

COMMENT:

23.
We note your statement in the penultimate paragraph of this section that the "”escrow agent will continue to receive funds and perform additional disbursements until either 18 months from the effectiveness of this registration or the successful conclusion of the reconfirmation whichever first occurs”.  Clarify what other funds, aside from the proceeds of this offering, will be received by the escrow agent and what other disbursements, aside from 10% of the proceeds you already discuss, will be released to you.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing and removed all language referencing “other funds that the escrow will receive other than funds from this offering” and that no other disbursements will be made aside from the 10% already discussed.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

24.
Please revise to briefly describe your liquidity and capital resources. Within this discussion, please address the cost of entering into any escrow agreement and the amount necessary for you to conduct search activities. Refer to Items 303(a) and 303(d) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the filing to include language briefly describing its liquidity and capital resources.  In addition, we have provided additional language in this section that addresses the cost of conducting search activities and the cost of the escrow agreement.

COMMENT:

Plan of Operation, page 23

25.
We note your statement in the first paragraph on page 24 that "”the time factor can vary widely (could be as short as a month or take several years for example) and is unpredictable”.   Please revise to clarify to what you are referring in this sentence.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the filing to clarify specifically what we are referring to in this sentence.  The sentence now reads as follows: “However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the time required to conduct an initial public offering in which the time factor to become a publicly registered company can vary widely (could be as short as a month or take several years for example) and is unpredictable”.

COMMENT:

26.
In the same paragraph, you suggest that you are not currently a shell company, considering you state that “if an entity is deemed a shell company”.   Please revise to acknowledge, as you have elsewhere in your prospectus, that you are currently a shell company.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing to acknowledge that we are currently a shell company.

COMMENT:

27.
We note your statement in the third paragraph that your management has "”never used outside consultants or advisors in connection with a merger or acquisition”.  We also note your statements on page 28 that neither Mr. Falkman nor Mr. Olsson has experience as an officer or director of a blank check company. Please revise to clarify whether Mr. Falkman or Mr. Olsson has previously been involved with a blank check company. We may have further comment upon receiving your response.

RESPONSE:

We acknowledge the Staff’s comment and the Company has clarified the filing by stating that management has never used outside consultants or advisors in connection with a merger or acquisition as management has not previously been involved in any blank check companies.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 27

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

28.
We note your response to comment 38 in our letter dated July 14, 2011. Please also revise your disclosure in the first paragraph on page 28 regarding the details of Mr. Falkman's work at EQ Solutions, or tell us why this continues to be relevant in light of the fact that you have revised the registration statement to comply with Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all reference to EQ Solutions as it is no longer relevant in light of the fact that we have revised the registration statement to comply with Rule 419.

COMMENT:

Executive Compensation, page 29

29.
Please revise your filing to state whether any of the proceeds from the offering will be issued as compensation to your executive officers and directors and, if so, if there is any limit on the amount which may be issued as compensation.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing in the “Executive Compensation” section to state that executive officers and directors will not receive any compensation from the offering proceeds.

COMMENT:

Financial Statements, page 32

Report of Independent Registered Public Accounting Firm, page F-1

30.
We note your response to comment 41 in our letter dated July 14, 2011 however we do not see where you made the related revisions. The last paragraph of the report continues to make reference to Note 3 Capital Stock for management's plans regarding its ability to continue as a going concern instead of Note 2 Going Concern. Please revise

RESPONSE:

We acknowledge the Staff’s comment and confirm that the “Report of Independent Registered Public Accounting Firm” letter was revised to correctly reference Note 2 as the Going Concern referenced language.

COMMENT:

Note 6. Subsequent Events, page 48

31.
Please revise to clarify and disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to FASB ASC 855-10-50-1.

RESPONSE:

We acknowledge the Staff’s comment and Note 6 was revised to clarify that the subsequent events have been evaluated through August 14, 2011.  We have provided a copy of the note belw as it now appears in the filing.

NOTE 6 – SUBSEQUENT EVENTS

The Company management reviewed all material events through August 14, 2011 and determined that there are no material subsequent events to report.

COMMENT:

Exhibit Index, page 50

Exhibit 5.1

32.
We note your response to comment 46 in our letter dated July 14, 2011; however counsel's opinion still appears to be limited to federal law. Please have counsel revise the opinion to remove such limitation and to opine on the requisite matters of Delaware law, in light of the fact that you are incorporated in Delaware. Note, we would not object if counsel limited his opinion to Delaware law, including all applicable statutory provisions of law and the reported judicial decisions interpreting such laws.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company’s counsel has revised its opinion to reflect the matters of Delaware Law.

COMMENT:

Exhibit 23

33.
The consent refers to a report dated October 4, 2011 whereas the report included on page F-1 is dated June 6, 2011. Please provide a currently dated consent from the independent accountants in your amended filing.

RESPONSE:

We acknowledge the Staff’s comment and the Company was provided an updated consent dated November 1, 2011.

COMMENT:

Exhibit 99.1

34.
We note the subscription agreement you have filed as Exhibit 99.1 does not make reference to any of the terms of this offering that are mandated by Rule 419. Please tell us what consideration you have given to outlining those terms in the subscription agreement itself or tell us why you believe that is not necessary.

RESPONSE:

We acknowledge the Staff’s comment and we have filed a revised subscription agreement as Exhibit 99.1.  We considered adding additional 419 terms but felt that it was not necessary as each potential investor will be given both a prospectus and a copy of the escrow agreement which set out the 419 terms fully.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman